                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                               USAir Group, Inc.
           _________________________________________________________
                                (Name of Issuer)

                Series B Cumulative Convertible Preferred Stock
        ________________________________________________________________
                         (Title of Class of Securities)

                                   911905305
                         _____________________________
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
       _________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 18, 1996
                    _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10
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                                  SCHEDULE 13D

CUSIP NO. 911905305                                          PAGE 2 OF 11 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [ ]

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
 Number of                                 218,600
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  218,600
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           218,600

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  5.13%

14       Type of Reporting Person*

                 IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 3 OF 11 PAGES


ITEM 1.  SECURITY AND ISSUER.

                 This statement on Schedule 13D relates to shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Shares"), of USAir Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2345 Crystal Drive, Arlington, Virginia 22227. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report recent acquisitions of Series B Preferred Shares as a result of which the Reporting Person may be deemed the beneficial owner of in excess of 5% of the outstanding Series B Preferred Shares.

ITEM 2.  IDENTITY AND BACKGROUND.

                 This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement on Schedule 13D relates to Series B Preferred Shares held for each of the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company with its principal office at Kaya Flamboyan 9, Curacao, Netherlands Antilles ("Quantum Partners"), and Quasar International Partners C.V., a Netherlands Antilles limited partnership with its principal office at Kaya Flamboyan 9, Curacao, Netherlands Antilles ("Quasar Partners"). Each of Quantum Partners and Quasar Partners has granted investment discretion to SFM pursuant to separate investment advisory contracts with SFM.

                 SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Partners and Quasar Partners. SFM's contracts with the SFM Clients generally provide that SFM is responsible for designing and implementing each SFM Client's overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Client; and for allocating and reallocating each SFM Client's assets among such other investment advisors and itself.

                 The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

                 During the past five years, none of the Reporting Person, Quantum Partners, Quasar Partners or any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                 Pursuant to regulations promulgated under Section 13(d) of the Act, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Series B Preferred Shares, held
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                                                              PAGE 4 OF 11 PAGES


for the account of Quantum Partners and the account of Quasar Partners as a result of the contractual authority of SFM to exercise voting and dispositive power with respect to such securities.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Quantum Partners expended $6,752,480 of its working capital to purchase the Series B Preferred Shares which are reported in Item 5(c) as having been purchased for its account during the past 60 days. Quasar Partners expended $1,688,120 of its working capital to purchase the Series B Preferred Shares reported in Item 5(c) as having been purchased for its account during the past 60 days.

                 The Series B Preferred Shares held by Quantum Partners and Quasar Partners may be held through margin accounts maintained with brokers, which extend margin credit to Quantum Partners and Quasar Partners as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Series B Preferred Shares, may be pledged as collateral security for the repayment of debit balances in the respective accounts.


ITEM 4.  PURPOSE OF TRANSACTION.

                 Quantum Partners and Quasar Partners acquired all of the Series B Preferred Shares reported herein as being held for their respective accounts for investment purposes. Quantum also holds shares of Common Stock, par value $1.00 per share ("Common Stock"), of the Issuer (representing less than 5% of the total outstanding Common Stock of the Issuer both separately and when aggregated with the shares of Common Stock issuable upon conversion of the Series B Preferred Shares referred to herein), which were acquired for investment purposes.

                 Except as described herein, neither the Reporting Person nor, to the best of his knowledge, any of the other persons identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of securities of the Issuer at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Series B Preferred Shares of which the Reporting Person may be deemed a beneficial owner is 218,600 (approximately 5.13% of the total number of Series B Preferred Shares outstanding). This number consists of: (i) 177,500 Series B Preferred Shares acquired for the account of Quantum Partners and (ii) 41,100 Series B Preferred Shares acquired for the account of Quasar Partners.

         (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including the 177,500 Series B Preferred Shares held for the account of Quantum Partners. Pursuant to the terms of the contract between Quasar Partners and
SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held
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                                                              PAGE 5 OF 11 PAGES


for the account of Quasar Partners, including the 41,100 Series B Preferred Shares held for the account of Quasar Partners.

         (c) Except for the transactions listed in Annex B hereto, there have been no transactions effected by the Reporting Person with respect to the Series B Preferred Shares during the past 60 days.

         (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quantum Partners in accordance with their ownership interests in Quantum Partners. The partners of Quasar Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quasar Partners in accordance with their ownership interests in Quasar Partners.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         From time to time, Quantum Partners and Quasar Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. Although the securities of the Issuer held for the accounts of Quantum Partners and Quasar Partners are not subject to any such securities loans as of the date hereof, Quantum Partners and Quasar Partners reserve the right to make loans of such Shares in the future.

         Except as disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.
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                                                              PAGE 6 OF 11 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.
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                                                              PAGE 7 OF 11 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 29, 1996                              GEORGE SOROS

                                                   By:      /s/ Sean C. Warren
                                                            -------------------
                                                            Sean C. Warren
                                                            Attorney-in-Fact
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                                                              PAGE 8 OF 11 PAGES


                                    ANNEX A


                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                 Scott K. H. Bessent
                                 Walter Burlock
                                 Stanley Druckenmiller
                                 Jeffrey L. Feinberg
                                 Arminio Fraga
                                 Gary Gladstein
                                 Robert K. Jermain
                                 David N. Kowitz
                                 Elizabeth Larson
                                 Alexander C. McAree
                                 Paul McNulty
                                 Gabriel S. Nechamkin
                                 Steven Okin
                                 Dale Precoda
                                 Lief D. Rosenblatt
                                 Mark D. Sonnino
                                 Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             PAGE 9 OF 11 PAGES



                                    ANNEX B

            RECENT TRANSACTIONS IN THE SERIES B PREFERRED SHARES OF

                               USAIR GROUP, INC.


FOR THE ACCOUNT OF                DATE OF TRANSACTION        NATURE OF           NUMBER          PRICE
- ------------------                -------------------       TRANSACTION         OF SHARES       PER SHARE
                                                            -----------         ---------       ---------
Quantum Partners LDC                     04/10/96              Purchase             8,000        $53.250
                                         04/11/96              Purchase            80,000         52.612
                                         04/18/96              Purchase            40,000         52.938

Quasar International, C.V.               04/10/96              Purchase             2,000         53.250
                                         04/11/96              Purchase            20,000         52.612
                                         04/18/96              Purchase            10,000         52.938

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                                                             PAGE 10 OF 11 PAGES



                               INDEX OF EXHIBITS

EXHIBIT                                                                  PAGE
- -------                                                                  ----
    A      Power of Attorney dated April 16, 1996 granted by Mr. George
           Soros in favor of Mr. Sean Warren.                             11